[Novell Letterhead]

December 23, 2010

VIA EDGAR TRANSMISSION, FAX TO 202-772-9215 AND FEDERAL EXPRESS

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Maryse Mills-Apenteng, Special Counsel

RE:	Novell, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed December 14, 2010

File No. 000-13351

Ladies and Gentlemen:

Set forth below is the response of Novell, Inc. (the “Company”) to the comment raised by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter to the Company dated December 17, 2010 (the “Comment Letter”). For your convenience, the text of the numbered comment in the Comment Letter has been duplicated in bold type to precede the Company’s response.

General

1.	You state that the merger is conditioned upon the closing of the sale of all of your right, title and interest in 882 issued patents and patent applications to CPTN for $450 million in cash. This appears to be material term of the merger which should be discussed with greater specificity. In this regard, please tell us what consideration you have given to disclosing the parties in the consortium of technology companies that comprise CPTN Holdings LLC and providing a description of the nature of the patents that are being sold. Please also tell us why you have not attached the exhibits to the Patent Purchase Agreement to the proxy statement.

United States Securities and Exchange Commission

December 23, 2010

Response

The Company acknowledges the Staff’s comment that the merger is conditioned on the closing of the sale of all of the Company’s right, title and interest in 882 patents and patent applications (the “Novell Patents”) to CPTN Holdings LLC (“CPTN”) for $450 million in cash pursuant to the Patent Purchase Agreement, dated as of November 21, 2010, by and between CPTN and the Company (the “Patent Purchase Agreement”), and agrees that the Patent Purchase Agreement is material to an understanding of the conditions to the consummation of the merger with Attachmate Corporation. In recognition of the relationship of the patent sale to the merger, the Company has focused its disclosure on the terms and conditions of the Patent Purchase Agreement that related most directly to the satisfaction of the merger condition. The Company respectfully directs the Staff to the substantial disclosure in the proxy statement regarding the Patent Purchase Agreement, including the reference to the patent sale in the summary term sheet on pages 3 and 11 of the proxy statement, the description of the patent sale beginning on page 59 of the proxy statement, and, beginning on page 40 of the proxy statement, the description of the Company’s discussions with Microsoft Corporation, as a representative of the members of CPTN, in the context of the background of the merger transaction. Further, the Company has attached the terms and conditions of the Patent Purchase Agreement in their entirety as Annex B to the proxy statement. The Company believes that it has included sufficient information in the proxy statement so as to enable stockholders to evaluate the benefits and risks of the merger and the likelihood of the satisfaction of the conditions to consummation of the merger.

The Company advises the Staff that it has given significant consideration as to whether the nature of the Novell Patents and identities of the members of CPTN should be disclosed in the context of the Company’s other disclosure regarding the patent sale. The Company believes that its December 14, 2010 disclosure as to the nature of the Novell Patents is consistent with the level of information that the Company has historically publicly disclosed regarding its patents and patent applications for purposes of describing its businesses to stockholders. In light of the Staff’s comment, however, the Company has amended its December 14, 2010 disclosure to include more information concerning the Novell Patents. In addition, while the disclosure in the preliminary proxy as filed reflects the Company’s view that the identity of the CPTN members is not material to a stockholder’s decision with respect to the merger, in response to the Staff’s comment, the Company is amending its December 14, 2010 disclosure to identify the members of CPTN, Microsoft Corporation, Apple, Inc., EMC Corporation and Oracle America, Inc. Set forth in Exhibit A to this letter is the specific additional language that the Company has included in its amended preliminary proxy statement in response to the Staff’s comment.

Finally, with respect to the exhibits to the Patent Purchase Agreement, the Company respectfully submits that it believes such exhibits do not contain information material to a stockholder’s voting decision that is not otherwise disclosed. The Company advises the Staff that the exhibits do not contain information that materially modifies the terms and conditions of the Patent Purchase Agreement. There are four exhibits to the Patent Purchase Agreement — the list of the Novell Patents (Exhibit A), the form of assignment agreement to be used to effect the assignment of the Novell Patents to CPTN at the closing of the patent sale (Exhibit B), a customary disclosure schedule qualifying certain of the

United States Securities and Exchange Commission

December 23, 2010

Company’s representations and warranties made to CPTN (Exhibit C), and the docket report as of November 8, 2010 setting forth the status of the Novell Patents (Exhibit D). The Patent Purchase Agreement has been attached to the proxy statement as a convenience to facilitate stockholders’ review of the terms and conditions of the patent sale, notwithstanding that no separate stockholder vote or other action is required in connection with or being sought with respect to the patent sale. In this context, the Company does not believe that the exhibits to the Patent Purchase Agreement would be material to a stockholder’s voting decision on the merger.

United States Securities and Exchange Commission

December 23, 2010

As also requested by the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact Scott N. Semel, General Counsel, at (781) 464-8041 or Margaret Brown, Esq., at (617) 573-4815 should you have any further questions regarding this matter.

Sincerely, NOVELL, INC.

By:	/s/ Scott N. Semel
Scott N. Semel Senior Vice President, General Counsel and Secretary

cc:	Jan Woo, Attorney-Advisor

Margaret A. Brown, Skadden, Arps, Slate, Meagher & Flom LLP

Exhibit A

Selected Changes to December 14, 2010 Preliminary Proxy Statement (changes in underline):

(page 35)

On August 20, 2010, Party B submitted two different proposals. In one proposal, Party B offered to acquire between seven and eight percent of our outstanding shares of common stock in a privately negotiated transaction for $6.00 per share. In the second proposal, Party B offered to arrange a transaction through which members of a consortium would purchase our open platform solutions business and Party B would acquire certain of our issued patents and patent applications, including patents related to enterprise-level computer systems management software, enterprise-level file management and collaboration software in addition to patents relevant to our identity and security management business (such issued patent and patent applications, the “Select Patents”), for an aggregate purchase price of between $525 million and $575 million in cash. Party B did not otherwise identify for us the basis for the proposed purchase of patents and patent applications related to our identity and security management business.

(page 40)

In the early morning on October 29, 2010, we received a revised letter of intent from Microsoft pursuant to which Microsoft proposed to acquire, together with at least two other interested investors, certain identified issued patents and patent applications (such patents and patent applications, the “Listed Patents”) for $450 million (the “Microsoft October 29 Proposal”). The Listed Patents were based substantially on the patents and patent applications that had been included in the Select Patents.

(page 59)

The Patent Sale

The merger is conditioned upon the closing of the sale of all of our right, title and interest in 882 issued patents and patent applications to CPTN for $450 million in cash. CPTN is a Delaware limited liability company and consortium of technology companies organized by Microsoft, including, in addition to Microsoft, Apple, Inc., EMC Corporation and Oracle America, Inc. The patents and patent applications to be sold pursuant to the Patent Purchase Agreement relate to enterprise-level computer systems management software, enterprise-level file management and collaboration software in addition to patents relevant to our identity and security management business. The patent sale does not require a vote of our stockholders, and our stockholders will not consider or vote on the patent sale at the special meeting.